5:00 p.m. EDT / 2:00 p.m. PDT, Thursday, November 17, 2005 6:00 a.m. Beijing / Hong Kong Time, Friday, November 18, 2005

Linktone Reports Record Revenue and Net Income
for Third Quarter 2005

Company Extends Leading Position Delivering
Revenue Growth of 17% Sequentially and 54% Year-over-Year with Record Net Income

SHANGHAI, China, November 17, 2005 — Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless interactive entertainment services to consumers in China, today announced its financial results for the third quarter ended September 30, 2005.

Financial Highlights

•	Record gross revenues of $20.5 million, up 17% quarter-on-quarter from $17.5 million in the second quarter of 2005 and up 54% year-over-year from $13.3 million in the third quarter of 2004.

•	Record GAAP net income of $4.1 million, up 11% quarter-on-quarter from $3.7 million in the second quarter of 2005 and up 46% year-over-year from $2.8 million in the third quarter of 2004.

•	Record GAAP net income per fully diluted American Depositary Share (ADS) of $0.15, an increase from $0.14 in the second quarter of 2005 and $0.10 in the third quarter of 2004.

•	Record non-GAAP net income of $4.6 million, up 7% quarter-on-quarter from $4.3 million in the second quarter of 2005 and up 28% year-over-year from $3.6 million in the third quarter of 2004.

•	Record non-GAAP net income per fully diluted ADS (excluding the effect of non-cash compensation stock expense) of $0.17, compared with $0.15 in the second quarter of 2005 and $0.13 in the third quarter of 2004.

Operating Highlights

•	Record revenue growth paralleled increased consumer demand. Paying users rose to a record 8.3 million, from 7.3 million in the second quarter, with average revenue per user (ARPU) of $0.71 per month for the third quarter of 2005, unchanged from the second quarter of 2005.

•	Strategic investment in China’s leading online music company, 9Sky International Ltd. (www.9sky.com), giving Linktone one of the strongest, most established brand names in the Chinese licensed music download market with which to extend the Company’s existing wireless music leadership position as well as online platform to offer music-related products and service.

•	Linktone selected as the Best Consumer Wireless Services and Products Brand at the 2005 Chinese Brand International Forum organized by the China Society for WTO Studies (CSWS) which is affiliated with the Ministry of Commerce of the People’s Republic of China (PRC) and the Chinese Radio and Television Society.

•	Newly acquired subsidiaries, Brilliant Concept Investments Ltd. (an online casual game company) and Beijing Cosmos Digital Technology (a China Unicom WAP service provider), contributed a total of 6% to the company’s total gross revenue for the third quarter of 2005.

“I’m very pleased to report Linktone’s record revenue and net income for the third quarter of 2005. The strength in our revenue growth demonstrates we are in a strong position to lead the wireless market in 2006,” said Raymond Yang, chief executive officer. “We view our ability to drive top line growth as a leading indicator of the growing catalysts in our business model. Clearly, a partnership such as Hunan Satellite Television’s Super Girl accelerates our success in terms of providing off-deck services and increasing market penetration, branding, and sales growth. We view increased multi-channel marketing and distribution as a key strategy in maintaining our leadership position in providing wireless off-deck services to mobile consumers in China. In addition, we believe that our investment in China’s leading online music portal, 9Sky, creates an integrated platform to provide high quality music products and services to both internet and wireless users.”

Mr. Yang added, “We are also pleased to continue to demonstrate our achievements in delivering strong momentum in attracting new users and broadening our revenue base. As we achieve new records of success in terms of revenue growth and earnings, we are committed to maintaining and expanding our leadership position in this market.”

THIRD QUARTER NET INCOME

Linktone net income for the third quarter was $4.1 million, or $0.15 per fully diluted ADS, compared with $3.7 million, or $0.14 per ADS, for the second quarter of 2005 and $2.8 million, or $0.10 per fully diluted ADS, for the third quarter of 2004. This brings year-to-date net income under U.S. generally accepted accounting principles (GAAP) per fully diluted ADS for the first three quarters of 2005 to $0.40 per fully diluted ADS.

Non-GAAP net income for the third quarter was $4.6 million, or $0.17 per fully diluted ADS. Non-GAAP net income excludes non-cash stock-based compensation expense which is explained in further detail below. This compared with non-GAAP net income of $4.3 million, or $0.15 per fully diluted ADS, in the second quarter of 2005, and $3.6 million, or $0.13 per fully diluted ADS, for the third quarter of 2004. This brings year-to-date Non GAAP net income per fully diluted ADS for the first three quarters of 2005 to $0.46 per fully diluted ADS.

Linktone’s third quarter 2005 net income under GAAP included $0.6 million of non-cash stock-based compensation expense. The company anticipates non-cash stock-based compensation expense of the same amount in the fourth quarter of 2005, but believes it may be lower in 2006.

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully diluted ADS included in this news release is set forth after the attached financial statements. All diluted per-share computations for the third quarter were based on 27.7 million weighted average ADSs outstanding on a fully diluted basis.

Third quarter Revenue Mix

Linktone’s third quarter revenue mix continued to show steady diversification across a wide variety of product areas including SMS, MMS, WAP, IVR and RBT.

Linktone estimates that it averaged approximately 8.3 million paying users per month for the third quarter of 2005, up from 7.3 million in the second quarter, with ARPU remaining steady at $0.71 per month for the third quarter of 2005. Linktone attributes the increase to its continued diversification of product offerings and effective cross-selling strategies.

The company’s third quarter sales of short messaging services (SMS) were $13.7 million, up from $10.4 million in the prior quarter. This represented 66% of total gross revenues, compared to 59% for the prior quarter. Linktone attributes the increase to sales growth to China Netcom, China Unicom and China Telecom customers. Sales to China Mobile, China Unicom, China Netcom and China Telecom customers for the third quarter of 2005 represented approximately 82%, 9%, and 5% (aggregate of China Netcom and China Telecom) of total sales, respectively.

Linktone’s third quarter sales of 2.5G and audio-related services were $6.2 million, or 30% of gross revenues, compared with $6.9 million, or 40%, for the second quarter of 2005.

Audio-related services, including interactive voice response services (IVR) and ring-back services (RBT), generated a total of 21% of gross revenues, a decrease from 27% in the second quarter of 2005.

Multimedia messaging services (MMS), wireless application protocol services (WAP), and Java games remained relatively steady, accounting for 9% of third quarter gross revenues, compared with 13% for the second quarter of 2005.

Margins, Expenses and Balance Sheet

Linktone’s gross margin for the third quarter of 2005 was 61% of net revenues, or gross revenues minus business tax, compared with 66% for the second quarter of 2005 and 68% for the third quarter of 2004. This decrease is within Linktone’s historical gross margin range, and was primarily due to the revenue-sharing arrangements with certain content and production partners.

Operating margin was 19% of net revenues, compared with 19% for the second quarter of 2005 and 22% in the third quarter of 2004.

Third quarter operating expenses totaled $8.3 million, compared with $7.8 million for the second quarter of 2005 and $5.8 million for the third quarter of 2004. The sequential increase reflected higher marketing spending in promotion of products.

Selling and marketing expenses were $3.9 million for the third quarter of 2005, compared with $3.4 million for the second quarter of 2005 and $2.5 million for the third quarter of 2004. The company attributes the increase in sales and marketing expenses to the promotion of new products and anticipates modest growth in sales and marketing expenses in the fourth quarter of 2005.

Product development expenses for the third quarter of 2005 were $1.6 million, compared with $1.5 million for the second quarter of 2005 and $0.7 million for the third quarter of 2004. The company continues to invest in product development at an increasing rate, given its strong belief in the importance of improving the quality, uniqueness, user loyalty and diversity of its products.

Non-cash stock-based compensation expense was $0.6 million for the third quarter of 2005, compared with $0.5 million for each of the prior quarter and the third quarter of 2004.

Other general and administrative expenses were $2.1 million, compared with $2.4 million for the prior quarter and $2.1 million for the third quarter of 2004.

At September 30, 2005, Linktone’s balance sheet included cash, cash equivalents and short-term investments available for sale totaling approximately $75 million. During the third quarter of 2005, Linktone generated positive cash flow from operations of $0.7 million. At September 30, 2005, days sales outstanding (DSOs), was 94 days, compared with 87 days at June 30, 2005 due to certain delays in account settlements with certain provincial offices of the mobile operators in China.

“In the third quarter, we once again experienced solid revenue growth due to our focused execution and delivery of diversified product offerings of increasing quality, uniqueness and attractiveness to our growing user base,” commented Colin Sung, chief financial officer. “We believe that we have continued to outpace the majority of our peers in the strength of our revenue growth and the overall size of our widening user base.”

Mr. Sung added, “The investments we are making in future growth are beginning to pay off. In particular, we believe we will see the bulk of the return on our investment in long-term marketing strategies and research and development of next-generation services in 2006. Our primary focus is to continue to maintain a tight control on expenses while investing in core areas of focus for the company, in particular audio-related services and increasing product quality and attractiveness.”

Recent Business Highlights

Linktone believes that its leading position in the delivery of entertainment services to wireless customers continued in the third quarter. The company has formed two partnerships which it believes will continue to drive strong growth and position Linktone as a clear leader in this critical area for future growth.

•	Partnership with Hunan Satellite Television: As part of Linktone’s diversified marketing strategy, Linktone’s partnership with Hunan Satellite Television resulted in arguably the most successful television event in Chinese history—Super Girl. Linktone provided wireless services in cooperation with the producers of Super Girl, including voting, music downloads, ringtones and news alerts, through a robust and highly scalable technology platform. This partnership further underscores the effectiveness of Linktone’s off-deck services marketing strategy. Future cooperation with Hunan Satellite Television may include other entertainment television programs.

•	Strategic Investment in Leading Online Music Portal 9Sky: Linktone recently announced a controlling strategic investment in 9Sky, a leading Chinese licensed music download provider. By incorporating 9Sky’s brand, music platform and over 1 million registered member user base into Linktone’s portfolio of service offerings, Linktone will be able to not only extend its leadership position in this area, but also be able to have the unique capability of offering seamless online and wireless music-related products and services to tens of millions of Chinese consumers. In addition, Linktone expects that such a platform will be a way to strengthen its position for the upcoming 3G services.

Stock Repurchase Program

Linktone shareholders authorized the repurchase of up to $15 million worth of ADSs of the company at the Annual General Meeting held on September 7, 2005.

As of November 15, 2005, the company had effected transactions in the open market purchasing approximately $1.0 million worth of ADSs in the open market.

The company intends to continue to effect repurchases through open market transactions and stock purchase orders as allowed under the company’s insider trading policy.

Business Outlook

For the fourth quarter ending December 31, 2005, Linktone expects GAAP net income of approximately $0.15 per fully diluted ADS and non-GAAP net income of approximately $0.17 per fully diluted ADS. For the full fiscal year 2005, Linktone expects GAAP net income of approximately $0.54 per fully diluted ADS and non-GAAP net income of approximately $0.63 per fully diluted ADS.

Use of Non-GAAP Financial Measures

Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effect of non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month and nine-month periods of 2005 and 2004, respectively, located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss third quarter 2005 financial results and fourth quarter 2005 business outlook at 4:00 p.m. Pacific Time on November 17 (7:00 p.m. Eastern Time on November 17; 8:00 a.m. Beijing/Hong Kong time on November 18). The dial-in numbers for the call are 800-218-0530 for U.S. callers and 303-262-2211 for international callers.

A phone replay of the call will be available from November 17 to December 1, 2005 (U.S. Daylight Time). To access this replay, U.S. callers should dial 800-405-2236 and enter code number 11042405; international callers should dial 303-590-3000 and enter the same code number. Also, a webcast of this call will be available live and archived on the Linktone website at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone could be subject to penalties or suspensions for violations of the mobile operators’ policies, even if the violations are inadvertent; the possibility that the mobile operators in China may continue to adopt new compliance and service initiatives, or change the manner in which they enforce their policies, which could adversely affect Linktone’s sales and marketing efforts or other aspects of its business; the risk that sales of 2.5G and audio-related services will not grow for whatever reason; the risk that Linktone will be unable to successfully develop new revenue streams that complement wireless value-added services; the risk that Linktone cannot enhance its relationship with China Mobile or increase volume with China Unicom; the risk that the new channels with China Netcom and China Telecom will not develop as management anticipates; Linktone’s ability to effectively integrate the operations of Brilliant, Cosmos Digital and 9Sky with Linktone’s existing operations; whether the Brilliant and Cosmos Digital acquisitions and the strategic investment in 9Sky will be accretive to Linktone’s earnings for full-year 2005; the extent to which a new revenue streams and market opportunities will materialize from the Brilliant and Cosmos Digital acquisitions and the strategic investment in 9Sky; Linktone’s ability to leverage the Brilliant acquisition to build a community of casual gamers across online and wireless platforms and to compete effectively in the online casual gaming market in China; Linktone’s ability to leverage its strategic investment in 9Sky to extend its existing wireless music leadership position as well as online platform to offer music-related products; and whether Linktone’s IMA will drive market positioning for community-oriented products. Additional risks include: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Lily Jiang Linktone Ltd. Tel: 86-21-6361-1583 Email: ir@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

—Financial Statements Attached—

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	September 30,
	2004	2005
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	63,413,629	25,525,269
Short term investments	14,860,365	49,906,766
Accounts receivable, net	10,445,535	18,130,980
Tax refund receivable	2,597,167	3,914,133
Deposits and other receivables	2,900,433	6,348,159
Inventory	—	1,106
Deferred tax asset	416,632	865,989
Total current assets	94,633,761	104,692,402

Property and equipment, net	2,527,813	3,258,043
Intangible assets	—	4,038,367
Goodwill	—	2,927,638
Other long term assets	282,784	—
Deferred tax assets	763,597	753,753
Total assets	98,207,955	115,670,203

Liabilities, redeemable equity and shareholders’ equity
Current liabilities:
Taxes payable	5,078,967	5,576,266
Accrued liabilities and other payables	4,181,346	7,284,892
Due to related parties	13,792	—
Deferred income	—	128,434
Deferred tax liabilities	1,115,351	1,199,592
Total current liabilities	10,389,456	14,189,184

Long term liabilities
Other long term liabilities	149,411	57,813
Total liabilities	10,538,867	14,246,997

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 253,772,990 and 258,466,680 shares issued and outstanding as of December 31, 2004 and September 30, 2005)	25,377	25,847
Additional paid-in capital	78,345,352	78,613,107
Deferred stock-based compensation	(2,671,018)	(1,047,780)
Statutory reserves	1,531,760	1,531,760
Accumulated other comprehensive loss	(64,825)	816,451
Retained earnings	10,502,442	21,483,821
Total shareholders’ equity	87,669,088	101,423,206

Total liabilities, redeemable equity and shareholders’ equity	98,207,955	115,670,203

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	13,270,725	20,499,759	34,778,515	53,025,728
Business tax	(667,688)	(757,859)	(1,388,274)	(2,220,088)
Net revenues	12,603,037	19,741,900	33,390,241	50,805,640
Cost of services	(4,084,320)	(7,620,935)	(10,586,034)	(18,125,870)
Gross profit	8,518,717	12,120,965	22,804,207	32,679,770
Operating expenses:
Product development	(692,727)	(1,719,575)	(1,860,998)	(4,277,996)
Selling and marketing	(2,457,004)	(3,879,607)	(5,811,139)	(9,863,111)
Stock-based compensation	(534,000)	(555,042)	(1,486,807)	(1,623,238)
Other general and administrative	(2,083,915)	(2,145,390)	(4,483,029)	(6,952,018)
Total operating expenses	(5,767,646)	(8,299,614)	(13,641,973)	(22,716,363)

Income from operations	2,751,071	3,821,351	9,162,234	9,963,407

Interest income	257,947	377,977	467,411	1,411,162
Other income	4,011	198,540	38,541	597,714
Income before tax	3,013,029	4,397,868	9,668,186	11,972,283

Income tax benefit/(expense)	(183,532)	(347,067)	(477,632)	(990,904)
Net income	2,829,497	4,050,801	9,190,554	10,981,379
Accretion on Series B redeemable preferred share	—	—	(28,206)	—
Amount allocated to participating preferred shareholders	—	—	(893,963)	—

Net income attributable to ordinary shareholders	2,829,497	4,050,801	8,268,385	10,981,379

Other comprehensive income:
Foreign currency translation adjustment	(15)	995,270	288	881,276

Comprehensive income	2,829,482	5,046,071	9,190,842	11,862,655

Earning per ordinary share:
Basic	0.01	0.02	0.04	0.04
Diluted	0.01	0.01	0.03	0.04
Earning per ADS:
Basic	0.11	0.16	0.38	0.43
Diluted	0.10	0.15	0.35	0.40
Weighted average ordinary shares:
Basic	250,465,801	257,936,653	215,140,239	256,479,385
Diluted	271,808,135	277,280,453	262,041,497	274,238,184
Weighted average ADSs:
Basic	25,046,580	25,793,665	21,514,024	25,647,939
Diluted	27,180,814	27,728,045	26,204,150	27,423,818

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	2,829,497	4,050,801	9,190,554	10,981,379
Financing expense	156,089	—	156,089
Office relocation expense	74,205	—	74,205	—
Stock based compensation	534,000	555,042	1,486,807	1,623,238
Adjusted net income	3,593,791	4,605,843	10,907,655	12,604,617
Non-GAAP diluted earnings per share	0.01	0.02	0.04	0.05
Non-GAAP diluted earnings per ADS	0.13	0.17	0.42	0.46
Number of shares used in diluted	271,808,135	277,280,453	262,041,497	274,238,184
per-share calculation
Number of ADSs used in diluted per-	27,180,814	27,728,045	26,204,150	27,423,818
share calculation